SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 2


                           NAL Financial Group Inc.
                                (Name of Issuer)


                                 Common Stock
                         (Title of Class of Securities)


                                   62872M106
                                 (CUSIP Number)






                                August 22, 1997
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]









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

         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON......................................................................................Conseco, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1468632

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS..........................................................................................................AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................515,000

Shares

Beneficially                8.      SHARED VOTING POWER.................................................................. 74,041,937

Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................515,000

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER..............................................................74,041,937


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         74,556,937


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         85.3%


14.      TYPE OF REPORTING PERSON.............................................................................................HC, CO


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



         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON................................................................Conseco Private Capital Group, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1882445

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................257,000

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................257,000

Reporting

Person With                 10.      SHARED DISPOSITIVE POWER......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         257,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.0%

14.      TYPE OF REPORTING PERSON.................................................................................................CO



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

         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON.........................................................Beneficial Standard Life Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................95-0540891

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER.....................................................................17,488,281

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER................................................................17,488,281

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER.......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,488,281

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.7%

14.      TYPE OF REPORTING PERSON.................................................................................................IC



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

         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON.......................................................... Great American Reserve Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................75-0300900

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER.....................................................................17,488,281

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER................................................................17,488,281

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER.......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,488,281


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.7%


14.      TYPE OF REPORTING PERSON.................................................................................................IC




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



Item 1.  Security and Issuer
         This Schedule 13D is being filed by Conseco, Inc. ("Conseco"), Conseco Private Capital Group, Inc., a wholly owned subsidiary of Conseco, ("CPCG"), Beneficial Standard Life Insurance Company ("BSLIC"), a wholly owned subsidiary of Conseco, and Great American Reserve Insurance Company ("GARCO"), a wholly owned subsidiary of Conseco, relating to the Common Stock (the "Common Stock"), $.15 par value, of NAL Financial Group Inc. (the "Company").
         The Company's principle executive offices are located at 500 Cypress Creek Road West, Suite 590, Ft. Lauderdale, Florida 33309.

Item 2.  Identity and Background
         Not amended. See Amendment No. 1 to Schedule 13D, dated June 25, 1997, previously filed.

Item 3.  Source and Amount of Funds or Other Consideration
         Effective April 23, 1996, BSLIC, GARCO and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which each of GARCO and BSLIC purchased $5 million of 9% Convertible Subordinated Debentures of the Company (the "Debentures"). GARCO and BSLIC made the investment out of their working capital. The Debentures are convertible into shares of Common Stock. On August 22, 1997, Conseco agreed to provide up to $10 million to the Company (the "Conseco Commitment"), up to $5 million of which may be in the form of loans to NAL Acceptance Corporation, a subsidiary of the Company. Subject to termination of the waiting period under the
Hart-Scott-Rodino Antitrust Improvement Act ("HSR Wait Termination") and satisfaction of certain

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other  conditions,  Conseco has agreed that the Debentures will be exercised and the Company agreed to fix the conversion price at $.32 per share. Because of the fixed conversion price, this Amendment reflects a higher number of shares of Common Stock into which the Debentures are convertible. The accrued interest on the Debenture since Amendment No. 1 to Schedule 13D, dated June 25, 1997, has also resulted in an increase in the number of shares of Common Stock into which the Debentures are convertible.
         Conseco  has  also  reached   tentative   agreements  with  holders  of
convertible debentures of the Company (the "Non-Conseco Debentures"). Upon obtaining HSR Wait Termination, Conseco or its affiliates will acquire the
Non-Conseco   Debentures  for   approximately   $8.8  million  and  convert  the
Non-Conseco Debentures into shares of Common Stock. Pursuant to the terms of the Conseco Commitment, the Company has agreed that, upon Conseco's acquisition of the Non-Conseco Debentures, the conversion price shall be fixed at $.30 per share for all but $5 million of such debentures for which the conversion price will be $.32 per share. Upon conversion of the principal and accrued interest of the Non-Conseco Debentures, Conseco could obtain an additional 38,808,374 shares of Common Stock.
         Conseco has agreed that the portion of the Conseco Commitment not loaned to NAL Acceptance Corporation will be invested in the Company at the time of conversion of the Debentures in exchange for shares of newly issued preferred stock providing for a 9%


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cumulative  dividend and convertible to common stock at the option of the holder at 80% of the market price at the time of conversion.
         Also, see Amendment No. 1 to Schedule 13D, dated June 25, 1997, previously filed for a description of beneficial ownership of the Common Stock of the Company previously acquired.

Item 4.  Purpose of Transaction
         Conseco, CPCG, BSLIC and GARCO now intend to gain control of the Company through the acquisition of the Non-Conseco Debentures and the exercise of their rights to acquire shares of Common Stock pursuant to warrants, the Debentures and the Non-Conseco Debentures. Pursuant to the terms of the Conseco Commitment, Conseco has agreed that, for three months after the closing, it will refrain from conducting any non-consensual going-private transactions. For an additional three-month period, any transactions that would take the Company private would require the approval of disinterested members of the Board of Directors of the Company. Pending the closing under the Conseco Commitment, Conseco has agreed that neither it nor its affiliates will initiate bankruptcy proceedings with respect to the Company.

Item 5.  Interest in Securities of the Issuer
         (a) As a result of its ownership of the Warrants, its wholly owned subsidiaries ownership of the Debentures and CPCG Warrant (as defined in Amendment No. 1 to Schedule 13D) and its agreements to acquire the Non-Conseco Debentures, Conseco beneficially owns 74,556,937 shares of the Common Stock representing 85.3% of the shares of Common Stock deemed to be outstanding. Of such shares,


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GARCO  beneficially owns 17,488,281 shares of Common Stock representing 57.7% of the shares deemed to be outstanding if only GARCO exercised its conversion rights under the Debentures, and BSLIC beneficially owns 17,488,281 shares of Common Stock representing 57.7% of the shares deemed to be outstanding, if only BSLIC exercised its conversion rights under the Debentures. Such beneficial ownership by GARCO and BSLIC is based upon a conversion price of $.32 per share under the Debentures. Of the shares beneficially owned by Conseco, CPCG beneficially owns 257,000 shares of the Common Stock representing 2.0% of the shares of Common Stock deemed to be outstanding if only CPCG exercised its rights to acquire shares of Common Stock.
         (b) Upon exercise of the Warrants, the CPCG Warrants, conversion of the Debentures and acquisition and conversion of the Non-Conseco Debentures, Conseco will have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 39,323,374 shares of Common Stock and the shared power to dispose or direct the disposition and the shared power to vote 35,233,562 shares of Common Stock through its wholly owned subsidiaries CPCG, GARCO and BSLIC. Upon conversion of the Debentures, based upon a $.32 per share conversion price, GARCO and BSLIC each individually will have the sole power to vote and the sole power to dispose of 17,488,281 shares of Common Stock. Upon the exercise of the CPCG Warrants, CPCG will have the sole power to vote and the sole power to dispose of 257,000 shares of Common Stock.
         (c) The only transactions involving the Common Stock affected during the past 60 days by Conseco, CPCG, BSLIC or GARCO are


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described in this Schedule 13D, as amended by Amendment No. 1 and this Amendment
No. 2.
         (d)      Not applicable.
         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         See Amendment No. 1 to Schedule 13D, dated June 25, 1997. Conseco has negotiated terms upon which it will acquire the Non- Conseco Debentures. The purchase of the Non-Conseco Debentures is subject to, among other things, HSR Wait Termination, entering into definitive purchase agreements, no material adverse changes in the Company's business and approval of the Company to the transfer of such debentures. Pursuant to the Conseco Commitment, at the closing, the Company will increase the size of its Board of Directors from four to seven and appoint three designees of Conseco to fill such new positions.

Item 7. Material to Be Filed as Exhibits
     (1) Joint Filing Agreement by and among BSLIC, GARCO, Conseco and CPCG; *(2) Securities Purchase Agreement, dated April 23, 1996, by and among the
         Company, BSLIC and GARCO;
    *(3) Warrant to purchase 500,000 shares of Common  Stock  issued  to Conseco
         April 23, 1996;
    *(4) Warrant  to  purchase  15,000  shares of Common Stock issued to Conseco
         April 23, 1996;


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    *(5) Stockholders'  Agreement,  dated April 23,  1996,  by and among  GARCO,
         BSLIC, the Company and the shareholders named therein;
    *(6) Registration Rights Agreement, dated April 23, 1996, by  and  among the
         Company, GARCO and BSLIC;
    *(7) Registration Rights Agreement, dated April 23, 1996, by and between the
         Company and Conseco;
    *(8) $5,000,000 9% Subordinated Convertible Debenture issued to GARCO, dated
          April 23, 1996; and
    *(9) $5,000,000 9%  Subordinated  Convertible  Debenture  issued to   BSLIC,
          dated April 23, 1996.
   **(10)First Amendment   to 9%  Subordinated  Convertible   Debenture,   dated
          April 23, 1996, issued to BSLIC.
   **(11) First Amendment  to  9%   Subordinated  Convertible   Debenture, dated
         April 23, 1996, issued to GARCO.
   **(12)First Amendment to Warrant to Purchase Common Stock in  connection with the warrant for 500,000 shares issued to
             Conseco.
   **(13) First Amendment to Warrant to Purchase Common Stock in connection with the warrant for 15,000 shares issued to Conseco.
   **(14)Warrant to Purchase 257,000 shares of Common Stock issued to CPCG dated
         June 23, 1997.
     (15)Investment Agreement by and between Conseco and the Company dated August 22, 1997.


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         (16)     Letter Agreement between Conseco and Merrill Lynch dated
                  August 22, 1997.
         (17) Letter Agreement between Conseco and Westminster Capital, Inc. dated August 22, 1997.
         (18) Letter Agreement between Conseco and Michael Karp dated August 22, 1997.














---------------------------
    *             Incorporated by reference from Schedule 13D, dated April
                  23, 1996.
    **            Incorporated by reference from Amendment No. 1 to
                  Schedule 13D, dated June 25, 1997.



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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997.

                                  CONSECO, INC.



                                  By: /s/Donald F. Gongaware
                                      ----------------------------
                                      Donald F. Gongaware,
                                      Executive Vice President


                                  CONSECO PRIVATE CAPITAL GROUP, INC.



                                  By: /s/Michael F. Bonnet
                                      ----------------------------
                                      Michael F. Bonnet,
                                      Vice President


                                   BENEFICIAL STANDARD LIFE INSURANCE COMPANY



                                   By: /s/Donald F. Gongaware
                                       ------------------------------
                                       Donald F. Gongaware,
                                       President


                                   GREAT AMERICAN RESERVE INSURANCE COMPANY



                                   By: /s/Donald F. Gongaware
                                       ------------------------------
                                       Donald F. Gongaware,
                                       President